Exhibit 99.1

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made and entered into as of February 28, 2019 by and among SeaChange International, Inc. (the “Company”) and Karen Singer and TAR Holdings LLC, on behalf of themselves and their Associates and Affiliates (as such terms are defined in Section 2 below) (collectively, “Singer”) (each of the Company and Singer, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Singer is deemed to beneficially own shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), totaling, in the aggregate, 7,352,526 shares, or approximately 20.3% of the Common Stock issued and outstanding on the date hereof; and

WHEREAS, as of the date hereof, the Company and Singer have determined to come to an agreement to modify the composition of the Board of Directors of the Company (the “Board”) and as to certain other matters relating to, among other things, the Company’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”), and the Company’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”) as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Section 1. Board Matters, Appointment of Director and Related Agreements.

(a) Appointment of the New Directors. Promptly following the execution of this Agreement, but in no event later than three (3) business days thereafter, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to: (i) set the size of the Board at eight (8) members, (ii) appoint Robert M. Pons to serve as a Class II director of the Company with a term expiring at the 2019 Annual Meeting (the “Class II Nominee”) and (iii) appoint Jeffrey Tuder to serve as a Class III director of the Company with a term expiring at the 2020 Annual Meeting (the “Class III Nominee” and, together with the Class II Nominee, the “New Directors”). As a condition to appointment of the New Directors the following conditions (the “Appointment Conditions”) shall have been satisfied with respect to each designee: (x) such person shall have been determined in good faith by the Corporate Governance and Nominating Committee of the Board (the “Governance Committee”) and by the Board to qualify as “independent” pursuant to the Securities and Exchange Commission (“SEC”) and Nasdaq listing standards, to have relevant financial and business experience to serve on the Board and not to be an Affiliate or Associate of Singer, and (y) such person shall have agreed to (A) comply with all Company policies, procedures, processes, codes, rules, standards and guidelines applicable to all Board members, including the Company’s code of ethics and business conduct, securities trading policies, director confidentiality policies, and corporate governance guidelines; (B) preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees; and (C) complete the Company’s customary director and officer questionnaire and other reasonable and customary onboarding documentation and procedures required by the Company in connection with the election or appointment of Board members, and such shall have been completed.

(b) Nomination of the Class II Nominee. So long as Singer continues to beneficially own at least five percent (5%) of the then issued and outstanding Common Stock, subject to adjustment for share issuances, stock splits, reclassifications, combinations and other similar actions by the Company that increase the number of outstanding shares of Common Stock (the “Five Percent Threshold”) and Singer shall not have been found to have materially breached its obligations pursuant to this Agreement (as determined by a court of competent jurisdiction in a final and non-appealable decision), which breach has not been cured within a ten (10) day period, the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to nominate, recommend, support and solicit proxies for the Class II Nominee for election at the 2019 Annual Meeting for a term expiring at the Company’s 2022 annual meeting of stockholders in the same manner as the Company recommends, supports and solicits proxies for the election of each of the other Class II nominees recommended for election by the Board at the 2019 Annual Meeting. As used in this Agreement, Singer shall beneficially own shares for which it has “beneficial ownership” pursuant to both Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) 2019 Board Size. So long as Singer continues to beneficially own at least eight percent (8%) of the then issued and outstanding Common Stock, subject to adjustment for share issuances, stock splits, reclassifications, combinations and similar actions by the Company that increase the number of outstanding shares of Common Stock (the “Eight Percent Threshold”), during the Standstill Period (defined below), the Board and all applicable committees and subcommittees of the Board shall not increase the size of the Board to more than eight (8) members without the prior written consent of Singer.

(d) Replacement Directors.

(i) So long as Singer shall not have been found to have materially breached its obligations pursuant to this Agreement (as determined by a court of competent jurisdiction in a final and non-appealable decision), which breach has not been cured within a ten (10) day period, in the event that a New Director (or any Replacement Director (defined below)) is unable to serve as a director, resigns as a director or is removed prior to the termination or expiration of the Standstill Period, Singer shall have the following rights to recommend replacement directors:

(A) if both New Directors (or Replacement Directors (defined below) for such directors) are currently serving as directors of the Company and Singer continues to satisfy the Eight Percent Threshold, Singer shall have the right to recommend a replacement director to the Board for each of the New Directors (or Replacement Director(s), as applicable);

(B) if one New Director (or a Replacement Director (defined below) for such director) is currently serving as a director of the Company and Singer continues to satisfy the Five Percent Threshold, Singer shall have the right to recommend a replacement director to the Board for the one currently serving New Director (or Replacement Director);

(C) if Singer ceases to satisfy the Eight Percent Threshold, in the case of clause (A) above, or the Five Percent Threshold, in the case of clause (B) above, the right of Singer to recommend any replacement directors pursuant to this Section 1(d) shall terminate.

(ii) The appointment of any such person to the Board shall be subject to approval of the Governance Committee and the Board after exercising its fiduciary duties in good faith, which approval shall not be unreasonably withheld (any such replacement nominees appointed in accordance with the terms of this Section will be referred to herein individually as a “Replacement Director” and collectively as the “Replacement Directors”), and the Appointment Conditions having been satisfied with respect to the Replacement Director. In the event the Governance Committee of the Board and the Board do not accept one or more of the Replacement Directors recommended by Singer, the Parties will continue to follow the procedures of this Section 1(d) until Replacement Directors are appointed or elected to the Board, provided Singer continues to be eligible to appoint such Replacement Director(s) pursuant to clause (i) of this Section 1(d). Upon appointment of any such person to the Board, such person shall be deemed to be either the “Class II Nominee” or the “Class III Nominee” hereunder, as applicable.

(e) Director Compensation. The Company agrees that each of the New Directors or any Replacement Director(s) shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors on the Board, (ii) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (iii) such other benefits on the same basis as all other non-management directors on the Board.

(f) Board Committees. The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to appoint each of the New Directors as a member of at least one (1) committee of the Board as promptly as practicable upon the execution of this Agreement, but in any event no later than five (5) business days following the execution of this Agreement. During the Standstill Period (defined below), each committee and subcommittee of the Board, including any new committee(s) and subcommittee(s) that may be established, shall include at least one (1) New Director, provided that at least one (1) New Director satisfies any Nasdaq listing standards and legal requirements for service on any such committee with respect to financial expertise and independence. Without limiting the foregoing, the Board shall give each of the New Directors the same due consideration for membership to any committee of the Board as any other independent director.

Section 2. Covenants.

(a) Singer agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(b) During the term of the Standstill Period (defined below), Singer agrees that it will appear in person or by proxy at any meeting of the Company’s stockholders and vote all shares of Common Stock of the Company beneficially owned by Singer at the meeting in favor of any proposal supported by a majority of the Board; provided, however, that Singer shall have the right to vote in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co. (“Glass Lewis”) with respect to any matter, other than nominees for election as directors to the Board, for which the recommendation of either ISS or Glass Lewis differs from the Board’s recommendation; provided, further, that Singer shall have the right to vote in its sole discretion with respect to any Extraordinary Transaction (as defined below).

(c) Singer agrees that it will continue to have the right to vote at least 7,352,526 shares of Common Stock issued and outstanding through the date of the 2019 Annual Meeting.

(d) Resignations.

(i) Promptly after the date of this Agreement, in the case of the Class II Nominee, and no later than the date of his or her respective appointment, in the case of the Class III Nominee and any Replacement Directors, Singer agrees to obtain, and deliver to the Company, irrevocable resignation letters, substantially in the form attached hereto as Exhibit A, pursuant to which:

(A) if both New Directors are currently serving as directors of the Company, either the Class II Nominee or the Class III Nominee shall resign from the Board and all applicable committees and subcommittees thereof if at any time Singer ceases to satisfy the Eight Percent Threshold; provided that which New Director shall resign pursuant to this clause (A) shall be solely in the discretion of Singer, provided, further, that if Singer has not selected a New Director to resign within ten (10) days of the date on which Singer first ceases to satisfy the Eight Percent Threshold, which New Director shall resign pursuant to this clause (A) shall be solely in the discretion of the Company;

(B) if both New Directors are currently serving as directors of the Company, both New Directors shall resign from the Board and all applicable committees and subcommittees thereof if at any time Singer ceases to satisfy the Five Percent Threshold;

(C) if one New Director is currently serving as a director of the Company, such New Director shall resign from the Board and all applicable committees and subcommittees thereof if at any time Singer ceases to satisfy the Five Percent Threshold; and

(D) any New Director currently serving shall resign from the Board and all applicable committees and subcommittees thereof if Singer is found to have materially breached its obligations pursuant to this Agreement (as determined by a court of competent jurisdiction in a final and non-appealable decision) and such breach has not been cured within a ten (10) day period.

(ii) The irrevocable resignations made pursuant to the forgoing sentence shall not be effective until the Board shall have accepted such resignations, which acceptance shall be made within the sole and absolute discretion of the Board.

Section 3. Standstill Provisions.

Singer agrees that from the date of this Agreement until the date that is the tenth (10th) business day prior to the last day of the time period, established pursuant to the Company’s Amended and Restated By-Laws, for stockholders to deliver notice to the Company of director nominations to be brought before the 2020 Annual Meeting (the “Standstill Period”), neither it nor any of its Affiliates or Associates under its control or direction will, and it will cause each of its Affiliates and Associates under its control and direction not to, directly or indirectly, in any manner:

(a) purchase or cause to be purchased or otherwise acquire or agree to acquire beneficial ownership of any Common Stock or other securities issued by the Company, or any securities convertible into or exchangeable for Common Stock, such that Singer, together with its Affiliates and Associates would, in the aggregate, beneficially own a number of shares in excess of 20.7% of the then outstanding shares of Common Stock;

(b) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents, in each case, with respect to securities of the Company;

(c) form, join or participate in any “partnership, limited partnership, syndicate or other group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “partnership, limited partnership, syndicate or other group” solely among the Parties and their Affiliates);

(d) grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Singer and otherwise in accordance with this Agreement;

(e) seek, or encourage any person, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Singer or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2020 Annual Meeting so long as such actions do not create a public disclosure obligation for Singer or the Company and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Singer’s normal practices in the circumstances;

(f)(A) make any proposal (binding or non-binding) for consideration by stockholders at any annual or special meeting of stockholders of the Company or participate in any proposal made by any third party, (B) conduct a referendum of stockholders, (C) make a request for any stockholder list materials or any books and records of the Company or any of the Company’s Affiliates or Associates whether pursuant to Section 220 of the Delaware General Corporation Laws or otherwise, (D) make or, other than as unanimously supported by the Board, participate in any offer or proposal (with or without conditions and whether public or private) with respect to any merger, acquisition, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or of any of its Affiliates (an “Extraordinary Transaction”), or encourage, initiate, finance or support any other third party with respect to any of the foregoing, (E) make any public communication in opposition to any Extraordinary Transaction unanimously approved by the Board, (F) call or seek to call a special meeting of stockholders of the Company, or (G) initiate, encourage or participate in any “vote no”, “withhold” or similar campaign with respect to any annual or special meeting of the stockholders of the Company, directly or indirectly;

(g) seek, alone or in concert with others, representation on the Board or the removal of any member of the Board, except as specifically permitted in this Agreement;

(h) advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders;

(i) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than (A) litigation by Singer to enforce the provisions of this Agreement, (B) counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against Singer and (C) the exercise of statutory appraisal rights;

(j) disclose that Singer voted contrary to the recommendation of the Board on any matter before a meeting of stockholders of the Company, other than a vote at a meeting of stockholders of the Company in connection with an Extraordinary Transaction;

(k) make any request or submit any proposal to amend or waive the terms of this Agreement or take any other action regarding any of the types of matters addressed in this Section 3 that would, or would reasonably be expected to, trigger public disclosure obligations for any Party; or

(l) disclose any intention, plan or arrangement, or encourage a third party to take action, inconsistent with any provision of this Section 3.

Section 4. Representations and Warranties of the Company.

The Company represents and warrants to Singer that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 5. Representations and Warranties of Singer.

Singer represents and warrants to the Company that (a) the authorized signatories of Singer set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Singer thereto, (b) this Agreement has been duly authorized, executed and delivered by Singer, and is a valid and binding obligation of Singer, enforceable against Singer in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Singer as currently in effect, (d) the execution, delivery and performance of this Agreement by Singer does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Singer, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which Singer is a party or by which it is bound, (e) as of the date of this Agreement, Singer is deemed to beneficially own in the aggregate 7,352,526 shares of the Common Stock issued and outstanding on the date hereof, (f) as of the date hereof, other than as disclosed in filings by Singer with the SEC, Singer does not currently have, and does not currently have any right to acquire or any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement) and (g) Singer has not, directly or indirectly, compensated or agreed to, and will not, compensate the New Directors for their respective service as a director of the Company with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities.

Section 6. Public Disclosure.

Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the “Press Release”), the Company shall file a Current Report on Form 8-K and Singer shall file an amendment on Schedule 13D. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither Party shall otherwise issue a press release or public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Singer shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except (a) as required by law or the rules of any stock exchange (and, in any event, each Party will provide the other Party, prior to making any such public announcement or statement, a reasonable opportunity to review and comment on such disclosure, to the extent reasonably practicable under the circumstances, and each Party will consider any comments from the other in good faith), (b) with the prior written consent of the other Party, or (c) otherwise in accordance with this Agreement.

Section 7. Expenses.

Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall promptly reimburse Singer for its reasonable, documented out-of-pocket fees and expenses of its outside legal counsel incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby in an amount not to exceed in the aggregate $100,000.

Section 8. Specific Performance.

Each of Singer, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Singer, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof without the necessity of posting bond or other security, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

Section 9. Termination.

This Agreement shall automatically terminate if at any time Singer shall cease to satisfy the Five Percent Threshold. Termination of this Agreement (i) shall not relieve any Party from their respective obligations under Section 16 and (ii) shall be without prejudice to any rights or remedies arising from breach of the Parties’ obligations under this Agreement before such termination.

Section 10. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

Section 11. Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (iii) upon receipt, when sent by e-mail to the e-mail address for a Party set forth below; or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:	SeaChange International, Inc.
50 Nagog Park
Acton, Massachusetts 01720
Attention: David McEvoy
Telephone: (978) 897-0100
Email: dave.mcevoy@schange.com

With copies (which shall not constitute notice) to:	Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Attention: Richard J. Grossman
Telephone: (212) 735-2116
Email: richard.grossman@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116
Attention: Graham Robinson
Telephone: (617) 573-4850
Email: graham.robinson@skadden.com

Choate Hall & Stewart LLP
Two International Place
Boston, Massachusetts 02110
Attention: John R. Pitfield
Telephone: (617) 248-5093
Email: jpitfield@choate.com

If to Singer:	Karen Singer
212 Vaccaro Drive
Cresskill, New Jersey 07626
Telephone: (212) 845-7977
Email:

With a copy (which shall not constitute notice) to:	Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Andrew Freedman
Telephone: (212) 451-2300
Email: afreedman@olshanlaw.com

Section 12. Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 13. Waiver of Jury Trial.

EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 14. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

Section 15. Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this Agreement not cured on reasonable written notice or which, if cured, recurs, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall (a) in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander any other Party or any such other Party’s subsidiaries, affiliates, successors, assigns, current or former officers, current or former directors or employees, or any of their businesses, products or services, or (b) authorize, solicit, pay or subsidize any third party to perform, act in concert with another person to, commit to, or agree in writing or otherwise to do, advise, assist or encourage any person in connection with, or enter into any negotiations, arrangements or understandings with any person with respect to, any act prohibited by this Section 15. Notwithstanding the foregoing, nothing in this Section 15 shall be deemed to prevent any Party from complying with a request for information from any governmental authority with jurisdiction over the Party from whom information is sought, provided that, solely in the case of any disclosure that is proposed or required to appear in any required disclosure relating thereto, such Party must provide written notice, to the extent legally permissible and practicable under the circumstances, to the other Party prior to making any such public disclosure and reasonably consider any comments of such other Party.

Section 16. Confidentiality.

Singer (with respect to itself and its Affiliates and Associates) hereby agrees, and each of the New Directors, and any Replacement Director(s), shall agree, that during such term as a member of the Board and thereafter, such person will not, without the prior written consent of the Company, for any reason divulge to any third party or use for his, her or its own benefit, or for any purpose other than the exclusive benefit of the Company, any information that would reasonably be deemed to be confidential information of the Company or its Affiliates, including any confidential information of a third party made available to the Company or its Affiliates. Notwithstanding the foregoing, if any such person is compelled to disclose such confidential information by court order or other legal process, to the extent permitted by applicable law, such person shall promptly so notify the Company so that it may seek a protective order or other assurance that confidential treatment of such confidential information shall be afforded, and such person shall reasonably cooperate with the Company in connection therewith. If any such person is so obligated by court order or other legal process to disclose any such confidential information, such person will disclose only the minimum amount of such confidential information as is necessary for such person to comply with such court order or other legal process.

Section 17. Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement contains the entire understanding of the Parties with respect to this subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Singer. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of Singer, the prior written consent of the Company, and with respect to the Company, the prior written consent of Singer. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons, other than the provisions of Section 15 for which the persons specified therein are intended third party beneficiaries of such provisions and shall have all legal right and standing to enforce such provisions directly.

Section 18. Construction.

When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented.

Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

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IN WITNESS WHEREOF, this Cooperation Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ William Markey
Name:	William Markey
Title:	Chairman

[Signature Page to Cooperation Agreement]

KAREN SINGER

By:	/s/ Karen Singer
Name: Karen Singer

TAR HOLDINGS LLC

By:	/s/ Karen Singer
Name: Karen Singer
Title: Managing Member

[Signature Page to Cooperation Agreement]

EXHIBIT A

Form of Resignation Letter

February     , 2019

SeaChange International, Inc.

50 Nagog Park

Acton, Massachusetts 01720

Dear Ladies and Gentlemen of the Board of Directors:

In accordance with that certain agreement, dated as of February [●], 2019, by and among SeaChange International, Inc. (the “Company”) and Karen Singer and TAR Holdings LLC (the “Agreement”), I hereby tender my irrevocable resignation as a director of the Board of Directors of the Company and a member of all applicable committees and subcommittees thereof, provided that this resignation shall be effective upon and only in the event that:

a)

I am one of two New Directors currently serving as directors of the Company and at any time Singer ceases to satisfy the Eight Percent Threshold and in its sole discretion Singer requests that I resign, or, if Singer has not selected a New Director to resign within ten (10) days of the date on which Singer first ceases to satisfy the Eight Percent Threshold, in its sole discretion the Company requests that I resign;

b)	Singer ceases to satisfy the Five Percent Threshold; or

c)

Singer is found to have materially breached its obligations pursuant to the Agreement (as determined by a court of competent jurisdiction in a final and non-appealable decision) and such breach has not been cured within a ten (10) day period.

This resignation may not be withdrawn by me at any time.

All capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

Sincerely,